Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

		For the six months ended June 30,		For the years ended December 31,
		2006	2005	2005	2004	2003	2002	2001
		(in millions)

1.	Income from continuing operations before income taxes	$670.1	$562.5	$1,124.3	$879.1	$820.3	$371.5	$249.9
2.	Interest expense	42.8	41.3	81.1	96.9	117.5	99.7	97.2
3.	Interest factor of rental expense	3.5	2.3	7.0	4.6	4.8	8.0	9.4
4.	Undistributed (income) loss from equity investees	(30.3)	(15.6)	(34.1)	(19.4)	(18.3)	4.3	(17.4)
5.	Earnings before interest credited on investment products	686.1	590.5	1,178.3	961.2	924.3	483.5	339.1
6.	Interest credited on investment products	433.7	409.1	832.2	763.7	735.7	743.4	773.1
7.	Earnings	$1,119.8	$999.6	$2,010.5	$1,724.9	$1,660.0	$1,226.9	$1,112.2

8.	Interest expense	$42.8	$41.3	$81.1	$96.9	$117.5	$99.7	$97.2
9.	Interest factor of rental expense	3.5	2.3	7.0	4.6	4.8	8.0	9.4
10.	Preferred stock dividends by registrant	16.5	—	17.7	—	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	1.2	0.4	—
12.	Fixed charges before interest credited on investment products	62.8	43.6	105.8	101.5	123.5	108.1	106.6
13.	Interest credited on investment products	433.7	409.1	832.2	763.7	735.7	743.4	773.1
14.	Fixed charges	$496.5	$452.7	$938.0	$865.2	$859.2	$851.5	$879.7

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	10.9	13.5	11.1	9.5	7.5	4.5	3.2

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	2.3	2.2	2.1	2.0	1.9	1.4	1.3

94